UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULES 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Dated May 15, 2026

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓ Form 40-F _

This Report on Form 6-K contains a Stock Exchange Announcement dated 15 May 2026 entitled Board and committee changes.

15 May 2026

BOARD AND COMMITTEE CHANGES

Vodafone Group Plc ("the Company") announces that Olaf Koch will be appointed as a Non-Executive Director with effect from the conclusion of the 2026 Annual General Meeting ("AGM"), subject to shareholder approval.

Maria Amparo Moraleda Martinez, Non-Executive Director will not seek re-election at the AGM and will therefore retire as a Board member, Chair of the Remuneration Committee and Chair of the ESG Committee at the conclusion of the AGM following completion of nine years' service.

With effect from the conclusion of the AGM, Christine Ramon will be appointed Chair of the Remuneration Committee and Anne-Françoise Nesmes will be appointed Chair of the ESG Committee.

Jean-François van Boxmeer, Vodafone's Chair said: "I am delighted to welcome Olaf Koch to Vodafone's Board. His extensive experience of leading complex transformations and deep knowledge of the German market will be a valuable addition as the Group continues to execute its strategy. I would also like to take the opportunity to thank Amparo Moraleda for her outstanding service to the Company and look forward to her continuing contribution until the conclusion of our AGM. I am delighted to announce the new roles being undertaken by Anne-Françoise Nesmes and Christine Ramon."

Olaf Koch said: "I am thrilled to be joining the Board of Vodafone and look forward to working with Jean- François and my fellow directors to support Margherita and the executive team in driving Vodafone's vision forward."

About Olaf Koch

From 2012 to 2021, Olaf Koch was Chief Executive Officer of Metro AG, the international wholesale and food specialist, where he led a major transformation of the group, refocusing the business into a streamlined wholesale model and strengthening financial discipline, operational efficiency and strategic clarity. During his tenure, Olaf oversaw significant portfolio reshaping and organisational change across a large, complex multinational group.

Prior to Metro, Olaf held a number of senior leadership roles at Daimler, including leading Corporate e-Business and overseeing Finance, Controlling and Strategy at Mercedes-Benz Cars. Earlier in his career, he founded and successfully sold an IT networks company, and later served as Managing Director, Operations at Permira, where he was involved in the operational development of portfolio companies. He has been a partner at Zintinus since 2021, advising companies on transformation, strategy and digital development.

Olaf currently serves as a shareholder representative on the Supervisory Board of Mercedes-Benz Group AG, where he is Chair of the Audit Committee and the Legal Affairs Committee.

This announcement is made in compliance with the Company's obligations under the UK Listing Rules, specifically Rule 6.4.6. There are no further matters to be disclosed in respect of Olaf Koch's appointment under UK Listing Rule 6.4.8.

- ends -

For more information, please contact:
Investor Relations:	vodafone.com	ir@vodafone.co.uk	Media Relations:	Vodafone.com/media/contact	GroupMedia@vodafone.com
Registered Office: Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Registered in England No. 1833679

About Vodafone
Vodafone is a leading European and African telecoms company.
We serve over 360 million mobile and broadband customers, operating networks in 15 countries with investments in a further four and partners in over 40 more. We have capacity on more than 70 subsea cable systems - the backbone of the internet - and we are developing a new direct-to-mobile satellite communications service to connect areas without coverage. Vodafone runs one of the world's largest IoT platforms, with over 240 million IoT connections globally, and we provide financial services to around 103 million customers across seven African countries - managing more transactions than any other provider.
From the seabed to the stars, Vodafone's purpose is to keep everyone connected.
For more information, please visit www.vodafone.com follow us on X at @VodafoneGroup or connect with us on LinkedIn at www.linkedin.com/company/vodafone.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Date: May 15, 2026	By: /s/ M D B
Name: Maaike de Bie
Title: Group General Counsel and Company Secretary